Ex 99.1

Millennium HI Carbon, LLC

Financial Statements

Year Ended December 31, 2019

Millennium HI Carbon, LLC

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Independent Auditor’s Report

Report on the Financial Statements

We have audited the accompanying financial statements of Millennium HI Carbon, LLC as of December 31, 2019, which comprise the statement of assets and liabilities and the related statements of operations, changes in member’s equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Millennium HI Carbon, LLC as of December 31, 2019, and the changes in its net deficit and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Tait, Weller & Baker LLP

Philadelphia, Pennsylvania

March 1, 2020

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Financial Statements

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Millennium HI Carbon, LLC

Balance Sheet

December 31, 2019
Assets:
Cash	$567
Prepaid expenses and other assets	55,676
Property, plant and equipment	8,993,187

Total Assets	$9,049,430

Liabilities and Members’ Equity

Liabilities:
Accrued expenses and other payables	$545,743
Accrued Interest Payable	66,349
Secured Loan	1,434,626
Deferred rent	422,261

Total Liabilities	$2,468,979

Member’s Equity	6,580,451

Total Liabilities and Member’s Equity	$9,049,430

The accompanying notes are an integral part of these financial statements.

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Millennium HI Carbon, LLC

Statement of Operations

Year ended December 31, 2019
Income:
Interest income	$96
Other Income	11,444

Total Income	11,540

Operating Expenses:
Franchise tax	$399
Interest Expense	66,349

Total Operating Expenses	66,748

Net Loss	$(55,208)

The accompanying notes are an integral part of these financial statements.

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Millennium HI Carbon, LLC

Statement of Changes in Member’s Equity

Year Ended December 31, 2019
Balance at December 31, 2018	$6,635,659

Net Loss	(55,208)

Contributions	0

Balance at December 31, 2019	$6,580,451

The accompanying notes are an integral part of these financial statements.

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Millennium HI Carbon, LLC

Statement of Cash Flows

Year ended December 31, 2019

Cash Flows from Operating Activities:
Net Gain	$(55,208)
Adjustments to reconcile net loss to net cash provided by operating activities:
Prepaid expenses and other assets	56
Accrued expenses and other payables	201,164
Deferred rent	(29,400)

Net Cash Provided By Operating Activities	116,612

Cash Flows from Financing Activities:
Additions to property, plant and equipment	(1,640,705)
Interest expense payable	66,349
Secured loan	1,434,626

Net Cash Used In Financing Activities	(139,730)

Net Increase in Cash	(23,118)

Cash, Beginning of Year	23,685

Cash, End of Year	$567

The accompanying notes are an integral part of these financial statements.

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Millennium HI Carbon, LLC

Notes to Financial Statements

1. Nature of Organization

Millennium HI Carbon, LLC (“MHC”) was formed in September 2014 in the state of Hawaii for the purpose of acquiring an activated carbon plant located near the port of Kawaihae, Hawaii (the “Plant”). The acquisition, which was completed in May 2015, consisted of 13 acres of land leased from the Department of Hawaiian Home Lands and the existing equipment.

Despite commencing operations in 2011, the Plant failed to achieve full commercial operations. It ceased operations in 2012 and its owner filed for bankruptcy protection. Prior to shutting down, the plant produced activated carbon but there were a number of design and operational issues that needed resolution in order to produce premium-grade activated carbon and operate the plant on a full-time basis.

When operating, the MHC plant is expected to process a waste stream of macadamia nut shells into a special form of premium-grade activated carbon, which, due to its large surface area and complex network of pores, provides benefits in a variety of chemical processes including filtration, purification and energy storage. In particular, the activated carbon expected to be produced by the Plant is targeted for manufacturing electrical double-layer capacitors, which are commonly referred to as Ultracapacitors or Supercapacitors, an advanced energy storage alternative to traditional batteries. Ultracpacitors are found in a diverse array of electronic equipment from daily usage engine starting, hybrid and electric vehicles to windmills.

As of the date of this report, MHC has restored all production equipment and necessary support systems to operation. To date, MHC has completed 31 trial run campaigns and have produced over 60 tons of activated carbon. This process has allowed MHC to gain significant operational experience as it continues to work towards commercial operation. The process has been iterative where MHC operates the plant for a couple of days to produce Activated Carbon and then performs laboratory testing. At this point MHC has produced some very high-grade material that would be attractive to ultracapacitor manufacturers. Unfortunately, MHC has also experienced significant variations in the quality of the material produced. Producing consistent quality activated carbon with a high electrical storage capacity remains MHC’s objective.

During the first half of 2019, MHC concluded that the existing carbonization reactor intended to remove volatile material and produce char was the culprit causing the inconsistent results. MHC has been working to evaluate several alternative approaches. MHC has also made efforts to reduce overhead and cash drain while it prepares for implementing the plan which is being developed. MHC continues to work towards finalizing a plan to produce a consistent and reliable output of high-grade activated carbon for energy storage applications.

Achieving full-scale commercial operation and associated revenue generation may still take a year or more after which the plant should generate an attractive return on its invested capital. There can be no assurance as to how much capital or how long this process will take or what the ultimate stabilized cash flow, if any, from the project will be.

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Millennium HI Carbon, LLC

Notes to Financial Statements

2. Summary of Significant Accounting Policies

Basis of Presentation

This summary of significant accounting policies is presented to assist in understanding MHC’s financial statements. These accounting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) and have been consistently applied in the preparation of the financial statements.

MHC’s continued existence is dependent upon the continued support of its parent, Millennium Investment & Acquisition Company Inc., and management’s ability to develop profitable operations.

Use of Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash

MHC maintains cash accounts at a financial institution that is federally insured up to $250,000 per depositor. At various times during the year, the account balance may have exceeded the insured limit. The Project mitigates this risk by regularly monitoring the financial stability of the financial institution.

Property, Plant and Equipment

The Plant is carried at historical cost, net of adjustments for impairment, if any. Development costs, including land, land development, direct costs of construction, equipment, and indirect carrying costs incurred during the development and construction period are capitalized. Capitalization of carrying costs begins when development activities commence and ends when the assets are substantially completed and ready for their intended use.

Income Taxes

The Company is organized as a limited liability company and is treated as a flow-through entity under federal and state income tax laws. Limited liability companies are not liable for federal or state income taxes (other than state minimum taxes). A proportionate share of the Company’s income (loss) deductions, credits and tax preference items are reported to the individual members for inclusion in their tax returns.

The Company files U.S. federal and state income tax returns that are consolidated with its parent, Millennnium Investment & Acquisition Company, Inc. No income tax returns are currently under examination. The statutes of limitations on each of the Company’s U.S. federal income tax returns for 2016 to 2019 remain open.

Management has analyzed the Company’s tax positions taken and has concluded that, as of December 31, 2019, no liabilities are required to be recognized in accordance with GAAP in connection with such tax positions.

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Millennium HI Carbon, LLC

Notes to Financial Statements

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers.” ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. ASU 2014-09 also modifies disclosures regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued ASU 2015-14, which defers the effective date of ASU 2014-09 for all entities by one year, until years beginning in 2018, with early adoption permitted but not before 2017. Entities may adopt ASU 2014-09 using either a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients or a modified retrospective approach with the cumulative effect recognized at the date of adoption. MHC has adopted ASU 2014-09 and it has no impact on its financial position or statement of operations.

In February 2016, the FASB issued ASU No. 2016-02, “Leases.” ASU 2016-02 outlines a new model for accounting by lessees, whereby their rights and obligations under substantially all leases, existing and new, would be capitalized and recorded on the balance sheet. MHC is party to a ground lease with future payment obligations aggregating $3.4 million at December 31, 2018 (Note 4) for which MHC expects to record right-of-use assets upon adoption of ASU 2016-02. ASU 2016-02 will also require quantitative and qualitative disclosures and is effective for years beginning after December 15, 2019, with early adoption permitted.

3. Member’s Equity

MHC is a wholly-owned subsidiary of Millennium Investment & Acquisition Company Inc., which has funded capital contributions in the form of equity in order for MHC to pursue its business plans.

As of December 31, 2019, MHC has received total equity contributions totaling approximately $6.6 million.

4. Debt

MHC has entered into a secured demand note with Millennium Investment and Acquisition Company (“Lender”) with an interest rate of 8% which is repayable upon demand by the Lender. As of December 31, 2019, the amount of the loan outstanding is approximately $1,434,600 with accrued interest of $66,349.

5. Commitment and Contingencies

On September 4, 2014, MHC executed a lease with the State of Hawaii Department of Hawaiian Home Lands (“DHHL”) for the land upon which the Plant is constructed.

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Millennium HI Carbon, LLC

Notes to Financial Statements

The lease, expiring in 2035, represents the following commitments:

Year	Lease Repayments
2020	$168,000
2021	168,000
2022	168,000
2023	168,000
2024	504,000
Thereafter	2,089,338
Investment in real estate, net	$3,265,388

The rent expense is reported on a straight-line basis over the term of the lease. The excess of rent expense recognized over amounts contractually due pursuant to the underlying lease is included in deferred rent in the accompanying statement of assets and liabilities. For the year ended December 31, 2019, $184,800 of rent expense was capitalized to the Plant. During the first two years of MHC’s ownership, the rent owed to DHHL was deferred. MHC has not paid DHHL the rent since the cash rental payments were to commence. MHC has been negotiating with DHHL regarding a renegotiation of the rental schedule. There can be no assurance that a renegotiation of the rent schedule will be consummated. As of 12/31/2019, a total of $409,750 was owed to DHHL.

MHC is currently subject to lawsuits from vendors and suppliers. One lawsuit involves ownership of equipment that MHC believes it owns as part of its original acquisition of the property from the bankruptcy trustee. MHC believes it should prevail in this lawsuit but the court process is unpredictable. Another lawsuit is from a supplier of fuel. MHC could, from time to time, be involved in additional litigation proceedings arising out of its normal course of business.

6. Going Concern

The accompanying financial statements have been prepared assuming MHC will continue as a going concern. As of 12/31/2019, MHC is seeking to finalize a plan for modifying the plant so that it can generate profits. MHC is also seeking to modify its rent schedule with DHHL which owns the ground underneath the factory to provide more time to reach profitability. MHC is also involved with two lawsuits (see Item 5 – Commitments and Contingencies). In addition, MHC is obligated to Millennium Investment & Acquisition Company (MILC) to loan it funds to continue to pursue its business plan pursuant to a secured loan which is due on demand. There can be no assurance that MILC will continue to fund MHC’s capital needs and also that it will not demand payment of its loan.

The management of MHC believes that the actions presently being taken to further implement its business plan and generate additional revenues provide the opportunity for MHC to continue as a going concern. While MHC believes in the viability of its strategy to generate additional revenues and in its ability to raise additional funds, there can be no assurances to that effect. The financial statements do not include any adjustments that might that might be necessary if MHC is unable to continue as a going concern.

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